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EXHIBIT 12

ARCH CAPITAL GROUP LTD. AND SUBSIDIARIES ("ACGL")
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Income (loss) before income taxes, extraordinary item and cumulative effect of accounting change	$	$306,500	$54,540	$24,144	$503
Deduct: Equity in net income (loss) of investees		3,011	2,175	2,608	1,945
Fixed charges:
Add:
Interest and amortization on indebtedness		1,410	—	—	—
Estimate of interest component within rental expense net of sublease income (1)		2,900	1,067	(44)	63

Income (loss) available for fixed charges	$	$307,799	$53,432	$21,492 (2)	($1,379	)(2)

Fixed charges:
Interest and amortization on indebtedness	$	$1,410	$—	$—	$—
Estimate of interest component within rental expense net of sublease income (1)		2,900	1,057	(44)	63

Total fixed charges	$	$4,310	$1,067	$(44)	$63

Ratio of earnings to fixed charges		71.4	50.1	488.5	N/A	(2)

(1)
Represents a reasonable approximation of the interest cost component of interest expense, net of sublease income, incurred by ACGL.

(2)
For the year ended December 31, 2000 ACGL's income was not sufficient to cover its fixed charges.

N/A = Not applicable

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ARCH CAPITAL GROUP LTD. AND SUBSIDIARIES ("ACGL") COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)